
September 27, 2013

<u>Via E-mail</u>
Paul W. Nester
Vice President, Treasurer and Chief Financial Officer
RGC Resources, Inc.
519 Kimball Ave., N.E.
Roanoke, Virginia 24016

     Re: **RGC Resources, Inc.**
              Form 10-K for Fiscal Year Ended September 30, 2012
              Filed December 12, 2012
              File No. 0-26591

Dear Mr. Nester:

We have reviewed your response dated September 19, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Exhibit 13. 2012 Annual Report to Shareholders</u>

<u>Note 8. Other Stock Plans, page 80</u>

<u>Restricted Stock Plan, page 30</u>

1. We note your response to prior comment one in our letter dated September 10, 2013 as well as your prior response within your letter dated April 7, 2010 concerning this comment. We note from the prior response regarding your confirmation that you would provide additional relevant disclosure in a tabular format in future filings. However, neither your responses nor current disclosures fully address our comment. Please confirm you will disclose in further details the nature of the restricted stock plan as well as their restrictions and show us what the revised disclosure will look like. Please also explain to us how a portion of the fair value of

the restricted stock issued represents dividends rather than compensation. Finally, please provide the following disclosures as we previously requested:

- For the most recent year presented, the number and weighted-average grant date fair value of non-vested (or non-transferable) restricted stock awards at the beginning and end of the year, including those granted, vested (or no longer restricted) and forfeited, or state there were no forfeitures during the year;
- The weighted-average grant-date fair value of restricted stock awards granted during each year presented;
- The total fair value of restricted awards vested or no longer restricted during each year presented

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3377 regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief